Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

 TNX

Tel:  (860) 364-1830

   NYSE MKT LLC:  TRX

Fax:  (860) 364-0673

South Surrey Office:

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyalty.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release – January 6, 2014

Tanzanian Royalty Exploration Report Positive Metallurgical Test Results confirming potential of Low Cost Mining for Buckreef Bingwa Deposit

Tanzanian Royalty Exploration Corporation is pleased to announce positive detailed metallurgical test results for the oxide, transition and sulphide ore resources on the Buckreef Gold Project in Tanzania. Final results from column leach tests for the oxide ore resources are 71% recovery for material that is crushed to 6mm and agglomerated with 1kg/t cement. Testwork on the sulphide and transition (semi-oxidized) resources indicate a recovery of 58% using a 12.5 mm crush size and agglomeration using 4kg/t of lime and 3kg/t of cement.  The positive results indicate the potential of alternative lower cost mining methods.

Oxide Column Test Results:

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A percolation column leach test was conducted on a composite sample of oxide ore resources with 92% passing 6mm to simulate heap leach cyanidation conditions.

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Gold recovery of 76% was achieved in 66 days, with >66% obtained in the first 30 days of leaching and >72% extraction in 40 days.

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Estimated sodium cyanide consumption was 0.2 kg/t and is considered moderate.

Transition and Sulphide Column Test Results:

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54% recovery (79 to 92%) for the transition and sulphide material, with 100% passing 12mm.

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Gold recovery rates were moderate to fairly rapid, and gold recoveries of 79% for transition material and 55% for sulphide material were obtained in the first 10 days of leaching.

“With oxide and transition ore present at Buckreef project, these metallurgical results are encouraging and give us further confidence in the viability of the project at a lower cost than initially projected,” said James Sinclair, President and CEO of Tanzanian Royalty Exploration. “We envision an open pit heap leach operation, which could be very attractive at current gold prices.”

Mr. Sinclair went on to say that “as a result of decreasing gold pricing, company management made the strategic decision to preserve shareholder funds by initiating a program to explore and test for all potential low cost mining methods on our mine targets and not be contractually bound to the most expensive means of final chemical processing for gold production. This will allow us to begin construction and mine production sooner then originally planned with significantly less engineering and capital investment using existing equipment.”

Although moving to a lower cost mining alternative and away from high priced, fixed contract engineering may result in an initial lower gold recovery percentage, the significantly lower engineering and development costs and faster lead time into production will result in improved payback and potential for self-financing the expansion into other mining projects.

The Company is now working on developing the lower cost mine plan and its implementation as soon as possible.

Sample Protocol and testwork procedures

Metallurgical composites have been prepared from the PQ core. A total of 3 composite samples have been created for oxide, transition and primary ore materials. Three representative sub-samples of each of the high grade and low grade drill core samples were split and crushed to 6mm, 12mm, 15mm and 20mm screen sizes. Simulated heap leach tests were undertaken on the 12 samples in order to ascertain the optimal crush size to use for column leach test work. This entailed bottle rolling each sample for 7 days in excess leach conditions.

SGS Lakefield also commissioned a column heap leach test on each of the oxide, transition and primary samples. An amount of ~80 kg of each of the 6mm, 12mm, 15mm and 20mm screen sizes were sampled for the required testwork. The material was placed in a 190mm diameter column, simulating a heap height of 4.0m. A leach solution containing cyanide (NaCN) and lime (CaO) was then pumped into the column at a rate of 10lh/m2. After saturation of the column, approximately 4,200 ml of pregnant solution was collected from the columns every 24 hours and analyzed for gold, NaCN and CaO concentrations for a period of 60 days.

After leaching, the ore beds were washed with water for 4 days at the same rate as the leach solution and then allowed to drain. A profile analysis of the solids contained in the columns was then carried out (top, middle and bottom). This was followed by 48 hour batch dissolution tests on the profile sub-samples of the heap leach column tails, which were subjected to milling to a target grind of 80% passing 75 micron.

Qualified Person

The work described above was undertaken under the guidance of Tracey Stanek, Manager for the Metallurgy and Mineralogy Division at SGS South Africa (Pty) Limited in Johannesburg, South Africa. The qualified person for Tanzanian Royalty Exploration Corporation is Mr. Phillip Kaniki, General Manager, Exploration and Administration. Mr. Kaniki is registered as a Chartered Professional Member of the Australasian Institute of Mining and Metallurgy MAusIMM CP (Geo) (Reg. No 221963/07) and has reviewed and approved the contents of this news release.

Respectfully submitted,

“James Sinclair”

President and CEO

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.

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